October 16, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance Re: SK Telecom Co., Ltd. Form 20-F for the year ended December 31, 2008
Dear Mr. Spirgel:
Reference is made to your letter, dated September 16, 2009, regarding the annual report of SK Telecom Co., Ltd. (the “Company”) on 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”) filed pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.
We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
Notes to the Consolidated Financial Statements

33.	Reconciliation to United States Generally Accepted Accounting Principles, page F-78
1.	With a view toward disclosure, explain to us why you have included an adjustment in your reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP on page F-86 to add back net income attributed to minority interest under Korean GAAP and have not provided a corresponding adjustment to deduct net income attributed to minority interest calculated under U.S. GAAP.

In accordance with the Statement of Korean Accounting Standard No. 25, Consolidated Financial Statements, net income in the consolidated financial statements based on Korean GAAP includes income attributable to both majority interest and minority interest as shown on page F-7. Under U.S. GAAP, net income does not include any income attributable to minority interests. Therefore, we added back the net loss attributed to minority interests under Korean GAAP, which had been included with the net income attributed to majority interest, for the years ended December 31, 2006, 2007, and 2008 in reconciling net income based on Korean GAAP, the starting point, to net income based on U.S.

GAAP, prior to the adoption of SFAS 160 Non-controlling Interests in Consolidated Financial Statements. Accordingly, the adjustments, listed in the reconciliation on page F-86, have been calculated based on the amounts attributed to majority interest and corresponding adjustments to deduct net income attributed to minority interest would not be necessary and have not been provided accordingly.

2.	Each adjustment presented in your reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP on page F-86 should be supported by footnote disclosure that provides a sufficiently clear explanation of the difference in accounting principle and how the adjustment amount was calculated.

We have disclosed the significant differences in accounting principles in our footnote 33 and we believe that each adjustment presented in the reconciliation on page F-86 was provided with an explanation of the difference in accounting principles and its effect on net income for the respective reporting period with the exception of certain adjustments that were considered immaterial. The adjustment amount with respect to certain of the differences was presented as a single adjustment on page F-86 and was not clearly reconciled with our disclosure in footnote 33. However, in our response to Comment 3 below, we will present reconciliations separating amounts combined with other adjustments.

In future filings, we will include a cross reference, as appropriate, to the table of the reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP disclosing where each adjustment is explained and how the adjustment amount is derived.

3.	We note your presentation on page F-86 of a single adjustment for the reversal of amortization of goodwill and goodwill impairment. You have also presented as a single adjustment capitalization of foreign exchange losses and interest expenses related to tangible assets. In the interest of clarity, please present each adjustment in your GAAP reconciliations of net income and shareholders’ equity as a separate amount and not combined with other adjustments.

Each adjustment of net income and shareholders’ equity presented as a single adjustment but represented for multiple adjustments in our GAAP reconciliations is as follows (Korean won in millions):

Net income adjustments:

	2006	2007	2008

Reversal of amortization of goodwill and goodwill impairment;
Reversal of goodwill amortization on page F-80	142,649	151,589	185,483
Minority interest for reversal of goodwill amortization (Note a)	(1,798)	(5,817)	(4,556)
Goodwill impairment on page F-80	(12,524)	—	(106,046)
Minority interest for goodwill impairment on page F-80	—	—	33,053

Total per reconciliation	128,327	145,772	107,934

	2006	2007	2008

Capitalization of foreign exchange losses and interest expenses related to tangible assets;
Capitalization of foreign exchange losses	2,969	(24)	(138)
Interest expenses related to tangible assets	6,297	978	4,494

Total per reconciliation	9,266	954	4,356

Shareholders’ equity adjustments:

	2006	2007	2008
Reversal of amortization of goodwill and goodwill impairment:	688,532	834,304	1,015,231
Reversal of amortization of goodwill (Note b)
Goodwill impairment	(12,524)	(12,524)	(85,517)

Total per reconciliation	676,008	821,780	929,714

Capitalization of foreign exchange losses and interest expenses related to tangible assets:
Capitalization of foreign exchange losses	14,448	14,424	14,286
Interest expenses related to tangible assets	42,340	43,318	47,812

Total per reconciliation and page F-81	56,788	57,742	62,098

(Note a)	The amount represents minority interest related to reversal of subsidiaries’ goodwill amortization.

(Note b)	The amount includes reversal of amortization of goodwill related to equity method investees as well as subsidiaries. The accumulated amortization of goodwill related to equity method investees as of December 31, 2006, 2007 and 2008 are ~~W~~9,013 million, ~~W~~15,182 million and ~~W~~44,509 million, respectively.
In future filings, we will disclose separately the components of the above combined adjustments.

4.	We note on page F-35 that you expect to exercise significant influence over Virgin Mobil USA Inc. Please explain to us your consideration of this continuing involvement in the operations and cash flows of Helio LLC when concluding that it should be treated as a discontinued operation for U.S. GAAP reporting purposes. We refer you to the guidance in EITF 03-13 and paragraph 42(b) of SFAS 144.

As disclosed on pages 31 and F-25, in 2008, we disposed of our investment in Helio LLC which was incorporated to provide cellular telephone communication service in the U.S. to Virgin Mobile USA, Inc. We have expected to exercise significant influence over Virgin Mobile USA. Under Korean GAAP, when a subsidiary is disposed of during the year, the results of its operations are treated as a discontinued operation and as such the results of operations and cash flows of Helio LLC were presented as a discontinued operation. However, as disclosed on page F-91 (Note a), we treated the results of operations and cash flows of Helio LLC as a continuing operation for U.S. GAAP purposes as we had significant continuing involvement in the operations of Virgin Mobile USA after the disposal transaction in consideration of EITF 03-13 and paragraph 42(b) of SFAS 144.

In future filings we will further describe this GAAP difference in the footnote describing the reconciliation from Korean GAAP to U.S. GAAP.

5.	In light of your statutory tax rate of 25% disclosed on page F-92, it is unclear how you are calculating the tax effect of the reconciling items in the reconciliation on page F-86. With a view towards expanded clarifying disclosure, please advise us.

The applicable statutory tax rate of 27.5%, which includes resident surtax of 10% of the 25%, was used to calculate the tax effect of the reconciling items on page F-86. The following is a reconciliation of the tax effect of the reconciling items (Korean won in millions):

Descriptions	2006	2007	2008

Net income based on U.S. GAAP	1,878,361	1,505,347	1,072,866
Net income based on Korean GAAP	1,449,552	1,562,265	972,338

Total GAAP adjustments on net income	428,809	(56,918)	100,528

Adjustments related to tax items:
—FIN 48 effect	—	1,320	(2,778)
—Tax effect of the reconciling items	115,268	(109,368)	(46,947)
—Effect of changes in tax law			(30,066)

Non-taxable adjustments:
—Reversal of amortization of goodwill and goodwill impairment (Note a)	(122,862)	(147,282)	(101,611)
—Net income attributed to minority interests	(1,939)	(86,611)	(243,381)
—Currency swap (Note b)	(1,096)	(4,670)	(17,077)
—Retroactive application of SK Broadband Investment (Note b)	2,168	797	21,025
—Non refundable activation fees and others (Note b)	(1,192)	5,030	4,993

Taxable GAAP adjustments	419,156	(397,702)	(315,314)

Applicable tax rate	27.5%	27.5%	27.5%

Tax effect	115,268	(109,368)	(86,711)
Tax effect from statutory tax rate change on reconciling item (Note c)	—	—	39,764

Tax effect of the reconciling items (page F-86)	115,268	(109,368)	(46,947)

(Note a)	Certain goodwill amortization constitutes a non-deductible expense under local tax law and as such, the corresponding effects were not considered in the U.S. GAAP adjustment.

(Note b)	The amount represents the U.S. GAAP adjustment from our equity method investees. Due to continuing loss of the investees, the tax effect related equity losses from the investees were not considered.

(Note c)	Represents decrease of deferred tax liabilities due to the enactment of new tax law. We applied 24.2% and 22%, respectively, to calculate current deferred tax assets or liabilities and long-term deferred tax assets or liabilities in accordance with enacted tax law.
e.	Impairment of Investment Securities and Recoveries, page F-79
6.	Refer to the last sentence in footnote 33e. With a view towards clarifying disclosure, please explain to us where the cumulative amounts of the difference in GAAP appear in your reconciliations of shareholders’ equity.

For U.S. GAAP reporting purposes, a decline in fair value of investment securities which is determined to be other than temporary is recorded in current earnings. A subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income. Under Korean GAAP, a decline in value of investment securities is reported in other comprehensive income and unrealized losses are only recorded in current earnings when there is objective evidence of impairment such as bankruptcy of the investee. The subsequent recovery of the previously recognized impairment loss is reported in current earnings.

The last sentence in footnote no. 33e on page F-79 states, “Cumulative impairment amounts (net of minority interest portion) of the above GAAP difference as of December 31, 2006, 2007, and 2008 are ~~W~~177,627 million, ~~W~~179,865 million and ~~W~~7,332 million, respectively”. These amounts represent declines in value reported in current earnings for U.S. GAAP purposes; however, for Korean GAAP purposes these declines in value are reported in Accumulated Other Comprehensive Income. As such, there is no GAAP difference in total shareholders’ equity, but only rather in the components of shareholders’ equity (Retained Earning versus Accumulated Other Comprehensive Income) and we believe that it is not necessary to show the GAAP difference in our reconciliations of shareholders’ equity.

In future filings we will clarify this disclosure to note that there is no GAAP difference to total shareholders’ equity for this item.

7.	Refer to the second paragraph on footnote 33e. Please clarify if there were any subsequent recoveries of impaired available-for-sale securities and advise us.

We hereby advise the Staff that there have been no subsequent recoveries of impaired available-for-sale securities for the years ended December 31, 2006, 2007 and 2008. We further advise the staff that in 2008 certain available-for-sale securities for which the impairment losses had been previously recognized for U.S. GAAP purposes were sold or impairment losses recognized under Korean GAAP. As such, the GAAP difference for impairment losses declined by ~~W~~173,198 million during the year ended December 31, 2008.

In future filings, we will disclose whether there is any subsequent recovery of impaired available-for-sale securities under Korean GAAP.

g.	Business Combination and Intangible Assets, page F-80
8.	We are unable to reconcile the amounts disclosed in footnote 33g to the corresponding amounts in your reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP on page F-86. Please advise us and clarify your disclosures.

The goodwill amortization disclosed in footnote 33g includes GAAP differences attributed to majority interest and minority interest whereas the corresponding amounts in our net income reconciliation shown on page F-86 represent GAAP adjustments only attributed to majority interest. The minority portion of goodwill amortization will be separately disclosed in future filings. A reconciliation of the amounts disclosed in footnote 33g to our net income reconciliation for the years ended December 31, 2006, 2007 and 2008 are as follows (Korean won in millions):

	2006	2007	2008

Reversal of goodwill amortization on page F-80	142,649	151,589	185,483
Minority interest for reversal of goodwill amortization	(1,798)	(5,817)	(4,556)
Goodwill impairment on page F-80 (Note a)	(12,524)	—	(106,046)
Minority interest for goodwill impairment on page F-80	—	—	33,053

Reversal of amortization of goodwill and goodwill impairment on page F-86	128,327	145,772	107,934

(Note a)	Goodwill impairment of ~~W~~107,138 million for the year ended December 31, 2008on page F-80 includes goodwill impairment of ~~W~~1,092 million already recognized under Korean GAAP, which were netted for the above U.S. GAAP reconciliation.
h. Determination of Acquisition Cost of Equity Interest in Subsidiary, page F-80
9.	We cannot locate within your reconciliation of shareholders’ equity based on Korean GAAP to shareholders’ equity based on U.S. GAAP the amounts disclosed in footnote 33h on page F-80. Please advise us and clarify your disclosures.

The amounts disclosed in footnote 33h are included within intangible assets in the reconciliation of shareholders’ equity based on Korean GAAP to U.S.GAAP on page F-87, which are combined with the amounts disclosed in footnote 33i since both amounts relating to the acquisition of equity interest have affected goodwill and other intangible assets. A reconciliation of the amounts disclosed in footnote 33h and 33i, at December 31, 2006, 2007 and 2008, to our shareholders’ equity reconciliation at those dates is as follows (Korean won in millions):

	2006	2007	2008

Acquisition cost adjustment on page F-80	28,358	28,358	28,358
Acquisition cost adjustment on page F-81	—	67,227	67,227
Additional equity investment in subsidiaries disclosed in footnote 33i (Note a)	965,454	1,003,235	1,031,781
SK Broadband’s additional equity investment in its subsidiaries (Note b)	—	—	34,091
Other	(10)	(2,273)	(9,483)

Intangible assets on page F-87	993,802	1,096,547	1,151,974

(Note a)	Increase of the shareholders’ equity of ~~W~~30,379 million from additional equity investments in its equity method investee is included at December 31, 2008.

(Note b)	Represents an increase of shareholders’ equity related to the acquired additional interest in a subsidiary of SK Broadband Co., Ltd. (“SK Broadband”) due to the GAAP difference. In 2008, SK Broadband acquired an additional interest in its subsidiary after we acquired a majority interest in SK Broadband under Korean GAAP. In order for us to record this transaction, goodwill was recognized for U.S. GAAP purposes. Under Korean GAAP, it was accounted for as capital reduction. Then, such difference in GAAP is presented in intangible assets in the reconciliation on page F-87, which are combined with other adjustments as listed above.
In future filings, we will separately disclose the amount in footnote 33h and 33i in the reconciliation of shareholders’ equity.
i.	Additional Equity Investment in Subsidiaries: Page F-81
10.	If true, please clarify in future filings that you have considered the additional goodwill described in footnote 33i and the reversal of goodwill amortization when calculating goodwill impairment for U.S. GAAP reporting purposes disclosed in footnote 33g on page F-80. Also, please provide additional clarity regarding your allocation of goodwill to your reporting units and your measurement of goodwill impairment, and advise us.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we perform our annual goodwill impairment assessment as of December 31 of each year, or if events or changes in circumstances would indicate that the carrying value may not be recoverable. As defined in paragraph 30 of SFAS No. 142, a reporting unit is an operating segment, or one level below an operating segment. For our annual goodwill impairment review, our reporting unit was the same as our only operating segment, which is cellular telephone communication services. We inform the Staff that a significant portion of goodwill as of December 31, 2008 (~~W~~ 3,357 billion, equal to 96% of total goodwill) is related to the acquisition of Shinsegi Telecomm, Inc., a local wireless telecommunication operator, which was merged into us in 2001, and the remaining goodwill is primarily related to acquisitions of certain subsidiaries which do not meet the criteria in paragraph 18 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and have been aggregated into the reportable segment as described above. Furthermore, none of our subsidiaries meet the definition of a reporting unit per paragraph 30 of SFAS No. 142, Goodwill and Other Intangible Assets, for which discrete financial information is available and which management regularly reviews.

During the fourth quarter of 2008, we performed our annual impairment review of goodwill including consideration of the additional goodwill described in footnote 33i and the reversal of goodwill amortization when calculating goodwill impairments under U.S. GAAP. This resulted in an impairment charge of ~~W~~107,138 million.

In future filings, we will disclose the fact that we considered the additional goodwill described in footnote 33i and the reversal of goodwill amortization at the second paragraph of footnote 33g.

11.	Based upon the disclosure within footnote 33i it appears this relates to the adjustment in the reconciliation of shareholders’ equity on page F-87 identified as “intangible assets” however the amounts are not the same. Please advise us and clarify.

As discussed in our response to your comment 9 above, the amounts disclosed in footnote 33i are included in the “intangible assets” reconciliation of shareholders’ equity based on Korean GAAP to shareholders’ equity based on U.S.GAAP on page F-87 combined with the amounts disclosed in footnote 33h.
n.	Convertible Bonds Payable, page F-82
12.	We note the explanation of the differences in accounting for the convertible bonds payable in footnote 33n. Please explain how the amounts of the changes in fair value of the conversion option and the foreign currency gain or loss reconcile to the adjustment amounts in your reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP on page F-86.

The adjustment amounts in our reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP encompasses the differences in interest expense due to amortization of conversion right adjustment and gain or loss from the conversion of the bonds as well as the changes in fair value of the conversion option and the foreign currency translation gain or loss. The changes in fair value of the conversion option below do not directly reconcile with the amounts in footnote 33n. The difference was attributed primarily to the consideration for conversion right after exercise of the conversion in 2006 and 2007 as disclosed on pages F-49 and F-50. In 2008, no conversion right was exercised.

A reconciliation of the amounts disclosed in footnote 33n, for the years ended December 31, 2006, 2007 and 2008, to our reconciliation of net income for those years is as follows (Korean won in millions):

	2006	2007	2008

Changes in fair value of the conversion option	(19,856)	(14,182)	42,987
Foreign currency translation gain or loss on page F-82	67,975	(1,243)	(76,209)
Amortization of conversion right adjustments and others	(1)	3,538	2,815

	2006	2007	2008
Gain or loss from the conversion of the bonds (Note a)	—	(7,453)	—

Convertible bonds payable adjustment on page F-86	48,118	(19,340)	(30,407)

(Note a)	Amount represents the differences in gain or loss upon the conversion of the bonds between Korean GAAP and U.S. GAAP due to the difference in the carrying amount of the convertible bonds between Korean GAAP and U.S. GAAP.
In future filings we will include disclosure of the amount of the changes in fair value of the conversion option in the footnote describing the reconciliation to U.S. GAAP.
v. Reclassification of Investment in Equity Securities of SK C&C Co., Ltd., page F-84
13.	Refer to footnote 33v and explain to us why SK C&C Co., Ltd. is not considered your parent company under U.S. GAAP. Please provide us in your response details regarding ownership interests and voting percentages so that we may clearly understand voting control over SK Telecom Co. Also, explain why SK C&C Co., Ltd. is considered to be your parent company under Korean GAAP.

The ownership structure among SK C&C Co., Ltd. (“SK C&C”), SK Holdings Co., Ltd. (“SK Holdings”) and SK Telecom Co. Ltd. (“We” or “SK Telecom”) is illustrated as follows:

As of December 31, 2008, we held a 30% interest in SK C&C, which held a 31% interest in SK Holdings; SK Holdings held a 23% interest in SK Telecom. Equity interests in each company are commensurate with voting rights and no company has any legal or contractual right to control over the board of directors or equivalent governing body.

SK C&C is considered our parent company under Korean GAAP, but not under U.S. GAAP, primarily due to the difference in GAAP as to what constitutes conditions for a controlling interest based on accounting literature and common practices.

Under U.S. GAAP, per ARB 51, Consolidated Financial Statements, the usual condition for a controlling interest is ownership of a majority voting interest and therefore, as a general rule ownership by an investor, directly or indirectly, of over 50% of the outstanding voting shares of an investee is a condition indicative of consolidation. Additionally, APB Opinion No. 18 states that the power to control may exist with a non-majority (less than 50%) percentage of ownership by contract or otherwise. Considering the ownership structure and voting percentages, each entity has accounted for its investment under the equity method for U.S. GAAP reporting purposes in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

Under Korean GAAP, the condition for a controlling interest is ownership of a majority voting interest, directly or indirectly. Alternatively a non-majority owner of over 30% of the total outstanding voting shares where such owner is also the largest shareholder, is also indicative of a controlling interest as described on page F-14 under “Principles of Consolidation”. Furthermore, per prevailing practices under Korean GAAP, a company is considered to have control over its investee when it has historically appointed the majority of the board members and management of its investee, notwithstanding the lack of legal or contractual rights to do so.

As SK C&C holds a 31% interest in SK Holdings and is the largest shareholder of SK Holdings, it is the parent company of SK Holdings in accordance with Korean GAAP as mentioned above. SK Holdings, in turn, is the largest shareholder of SK Telecom and has historically appointed the majority of the board members and management of SK Telecom notwithstanding its lack of legal or contractual right to do so. This indicates that SK Holdings has historically controlled SK Telecom, even though it had neither majority ownership nor legal or contractual right to have control over the board of directors or equivalent governing body.

We, therefore, concluded that SK C&C was considered to be our ultimate parent company under Korean GAAP.

34.	Additional Disclosures Required by U.S. GAAP, page F-92
a.	Income Taxes, page F-92

14.	Refer to the tax rate reconciliation table on page F-92. Please explain why the amounts of recorded income taxes do not agree with the provisions for income taxes within the U.S. GAAP income statements on page F-100.

Regulation S-X, Rule 5-03(b)(13), requires that our equity in earnings of unconsolidated businesses, net of income tax be stated as a separate line item after the provision for income taxes and before income or loss from continuing operations within the consolidated income statements under U.S. GAAP. As a result, income tax expenses netted with equity earnings of unconsolidated businesses for the years ended December 31, 2006, 2007 and 2008 were ~~W~~13,500 million, ~~W~~92,973 million and ~~W~~29,186 million, respectively.

In future filings we will exclude the income taxes netted against equity earnings of unconsolidated businesses from the disclosure so that the amounts will agree.

e.	Goodwill and other intangible assets, page F-98

15.	With a view towards clarifying disclosure, please reconcile for us the total amount of goodwill under U.S. GAAP as of December 31, 2008, reported on page F-99, to the gross balance of goodwill under Korean GAAP reported on page F-45.

A reconciliation of the recorded goodwill between U.S. GAAP and Korean GAAP as of December 31, 2008 is as follows (Korean won in millions):

12/31/08

Goodwill amount under Korean GAAP on page F-45	1,899,739
— Reversal of accumulated goodwill amortization for subsidiaries (Note a)	982,458
— Decrease of goodwill due to scope of consolidation (Note b)	(391,649)
— Increase of goodwill due to acquisition cost adjustment (Note c)	108,026
— Increase of goodwill due to the additional equity investment in subsidiaries (Note d)	1,012,861
— Accumulated impairment loss (Note e)	(118,570)

Goodwill amount under U.S. GAAP on page F-99	3,492,865

(Note a)	Goodwill amortization attributed to minority interest of ~~W~~11,736 million is included.

(Note b)	Due to the differences in scope of consolidation between Korean GAAP and U.S. GAAP, certain investments which are included in consolidation under Korean GAAP are excluded from consolidation under U.S. GAAP and related goodwill are excluded as well (refer to footnote 33t on Page F-84).

(Note c)	The amount consists of acquisition cost adjustment of ~~W~~28,358 million on page F-80 and ~~W~~102,433 million on page F-81 including minority interest of ~~W~~35,206 million, which offset the recognition of identifiable intangible asset of ~~W~~22,765 separated from goodwill.

(Note d)	The amount includes goodwill increase of ~~W~~11,459 due to U.S. GAAP adjustment related to an additional acquired equity interest.

(Note e)	Impairment attributed to minority interest of ~~W~~33,053 million is included.
g.	Segment, page F-100

16.	We note that you state the company has one operating segment, cellular telephone communication service, and that the company does not deem each subsidiary to be a reportable segment as it does not meet any of the quantitative thresholds in SFAS 131. However, you state on page F-77 that as a result of your acquisition of SK Broadband Co. Ltd in 2008, the company has two operating segments. Please explain this discrepancy to us and revise and clarify your disclosure in future filings.

As we described in footnote 33t “Scope of Consolidation” on page F-84 that, under Korean GAAP, SK Broadband Co., Ltd. was our consolidated subsidiary in 2008 as the Company held more than 30% of the total outstanding voting stock and was the largest stockholder of SK Broadband Co., Ltd.

(refer to footnote 2.b on page F-14). Due to the materiality of the consolidated subsidiary SK Broadband Co., Ltd., it is designated an operating segment under Korean GAAP. For U.S. GAAP reporting purposes, however, our interest in SK Broadband Co., Ltd. was accounted for under the equity method as we did not own the majority of the voting shares of SK Broadband Co., Ltd. nor had legal or contractual right to control over the board of directors or other governing body. The Company’s chief operating decision maker does not regularly review the operating results of SK Broadband Co., Ltd. to make decisions about resources to be allocated to the investment and therefore SK Broadband Co., Ltd. does not meet the definition of operating segment under U.S. GAAP. In consideration of the GAAP difference, we concluded that we have one operating segment under U.S. GAAP. In future filings, we will enhance our disclosure to reflect this information.
*     *     *     *     *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
     We hope that foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Kyung-hwan Chung at +82-2-6100-1635 (fax: +82-2-6100-7827), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Dong Chul Kim at (852) 2532-3728 (fax: 852-2160-1063).

Sincerely,
/s/ Dong-Hyun Jang
Dong-Hyun Jang
Chief Financial Officer

cc:	Robert S. Littlepage Jr. Accounting Branch Chief Division of Corporation Finance

Melissa Kindelan Staff Accountant Division of Corporation Finance

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP